ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 1, 2016	Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 181

Dear Ms. Skeens:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 181 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on June 29, 2016 in connection with the annual update of the Registration Statement for all series of the Trust. We received your oral comments regarding the 485(a) Amendment via telephone on August 3, 2016. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 182 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on August 26, 2016, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Please confirm supplementally whether any of the Funds currently invest or intend to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If a Fund currently invests in contingent convertible securities, please provide supplementally the amount the Fund currently invests in such securities. To the extent that a Fund invests or intends to invest in contingent convertible securities, please consider adding appropriate disclosure about such investments. The type and location of such disclosure will depend on (i) the extent to which the Fund invests in contingent convertible securities and (ii) the characteristics of the contingent convertible securities in which the Fund will invest. If the Fund invests or intends to invest in contingent convertible securities as a principal investment strategy, please add appropriate disclosure in each applicable Fund’s Item 4 and Item 9 disclosure.

Response: The Trust confirms that none of the Funds currently invests or intends to invest in contingent convertible capital instruments (sometimes referred to as “CoCos”), which are hybrid capital securities typically issued by banks that absorb losses when the capital of the issuer falls below a certain level.

Additionally, the Trust notes that convertible securities in which the Funds invest may have contingency clauses, such as the occurrence of a pre-specified event that triggers the conversion of a debt security into an equity security. The Trust notes that disclosure describing the Funds’ investments, as applicable, in such convertible securities can be found in the section of the Prospectus titled “Characteristics and Risks of Securities and Techniques—Convertible Securities,” which states: “A convertible security may be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Fund is called for redemption or conversion, the Fund could be required to tender it for redemption, convert it into the underlying common stock or sell it to a third party.”

3.	Comment: For each Fund with principal investment strategy disclosure permitting the use of derivatives, please revise disclosure to include information, tailored for each Fund, on the specific types and purposes of such derivative instruments. Please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

The Staff also notes that a number of Fund Summaries include the following disclosure: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.” If the use of derivatives is not a principal investment strategy of a fund using this disclosure, then delete reference to derivatives from the principal risk strategy disclosure, or otherwise explain supplementally why such disclosure is appropriate and consistent with Form N-1A.

Response: In response to the first part of this comment, the Trust respectfully submits that the Prospectus and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Funds.

Additionally, the Trust notes that many Funds include disclosure in the “Principal Investment Strategies” section of their Fund Summaries about their current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. Specifically, the quotation included in the second part of the Staff’s comment is an example of disclosure that clarifies the Funds’ intended use of derivatives.

The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives and (3) the extent to which such derivatives will be utilized.

In response to the second part of this comment, the Trust respectfully submits that the referenced disclosure adequately describes each Fund’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. Although a Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of the Fund Summary, the Trust believes that investors benefit from disclosure describing investments the Funds may make in executing a principal investment strategy. This is particularly true with respect to investments in derivative instruments, which may involve significant risks even if the Fund is not exposed to such investments on a continuous or regular basis.

In light of the above considerations, the Trust respectfully declines to revise its derivatives-related disclosure in response to this comment.

4.	Comment: The Staff notes that a fund may treat a company domiciled, incorporated, organized, headquartered, or located and/or principally traded in the U.S. as tied economically to a country or countries outside the U.S. if the fund demonstrates to the SEC that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed, in the country or countries outside the U.S. Alternatively, the company must have at least 50% of its assets in that country or countries. Please confirm that the Funds adhere to one of these approaches.

Response: For purposes of compliance with Fund policies, the Trust determines the location of an issuer pursuant to the methodology outlined in “Characteristics and Risks of Securities and Investment Techniques—Location of Issuers” in the Prospectus. This disclosure currently states that in determining whether an issuer is “located in” a particular country or group of countries, the relevant investment adviser will consider, among other factors:

“(i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; (iii) where the issuer is headquartered or organized; and (iv) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Adviser or the Sub-Adviser may also consider other factors in making this determination. No single factor will necessarily be determinative nor must all be present for the Adviser or the Sub-Adviser to determine that an issuer is in a particular country.”

The Trust believes that this disclosure is appropriate and adequate, as is the underlying policy. The Trust notes that there is no established legal rule or clear Staff guidance governing determinations of issuers’ locations for purposes of Rule 35d-1 or fund policies. The Trust believes that its existing approach is consistent with the principles underlying Rule 35d-1 and is consistent with the reasonable expectations of investors. The Trust respectfully submits that the criteria suggested by this comment are not practical in all situations. For example, certain issuers may not derive 50% of revenue from or keep 50% of their assets in any one country. Under the Staff’s criteria, such issuers could not be understood to be located in any country for Rule 35d-1 purposes.

5.	Comment: The Staff notes that disclosure in the paragraph preceding the bar chart for several Funds discusses adjustment of performance based on differences in fees and expenses. Please confirm supplementally that such adjusted performance for all such Funds does not result in higher returns, consistent with the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997) (hereinafter, “Quest for Value”).

Response: It has been the longstanding practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”) to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by the Trust, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to the Trust’s registration statement. The cover letter of that amendment specifically referred to Trust’s then-proposed (and now current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in the Quest for Value no-action letter. The methodology in question was the same as that used for presenting the performance in the 485(a) Amendment. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood that the Trust would use such methodology in the absence of further Staff action. The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, detailed information may be found regarding the calculation of each Fund’s class-by-class performance, including a discussion of any performance adjustments, under “Additional Performance Information” in the Funds’ Prospectus and Statement of Additional Information (“SAI”).

6.	Comment: The Staff notes that the Item 4 strategy disclosure for the AllianzGI Mid Cap Fund and several other Funds includes recently added language stating that the Funds may invest in American Depositary Receipts (“ADRs”). To the extent investments in ADRs are principal investments of the Fund, please add corresponding principal risk disclosure or explain supplementally why such disclosure is not appropriate.

Response: The Trust believes the Fund’s current risk disclosure is appropriate and compliant with Form N-1A, and therefore declines to make the requested change. The referenced disclosure for the AllianzGI Mid Cap Fund reads as follows (with language newly added for this year’s annual update underlined): “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in securities issued in initial public offerings (IPOs), real estate investment trusts (REITs) and in non-U.S. securities, including through American Depositary Receipts (ADRs), and may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” In each place it was added, the underlined phrasing was intended to supplement existing disclosure to clarify the method by which a Fund may gain exposure to foreign issuers, rather than to identify a new category of investments that the Fund may target. Each Fund for which the reference to ADRs was added already had (and disclosed) the ability to invest in foreign issuers, including through ADRs, and included “Non-U.S. Investment Risk” as a “Principal Risk.” The Trust also notes that the Prospectus includes disclosure regarding ADRs in “Characteristics and Risk of Securities and Investment Techniques—Common Stocks and Other Equity Securities” and in “Characteristics and Risk of Securities and Investment Techniques—Non-U.S. Securities,” and that the SAI includes disclosure related to ADRs in “Investment Objectives and Policies—Non-U.S. Securities.”

7.	Comment: Please consider revising disclosure related to “negative duration” in the Fixed Income Risk section of the Prospectus to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: Clarifying revisions have been made. The Trusts’ Fixed Income Risk disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of ~~positive~~ duration. ~~Similarly, as a general rule, if a Fund exhibited a~~ Certain fixed-income funds can have “negative” duration ~~profile and interest rates declined by 1%, there would be a 1% fall~~profiles (which may be achieved through the use of derivatives or other means), meaning they tend to increase in value in response to an increase in interest rates. For these funds, a 1% increase in interest rates would tend to correspond to a 1% increase in value for every year of negative duration.

A corresponding change has been made to “Characteristics and Risks of Securities and Investment Techniques—Fixed Income Securities.”

8.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales.

9.	Comment: Please supplementally confirm that the “manager-of-managers” exemptive order referenced in “Management of the Funds—Adviser/Sub-Adviser Relationship” permits disclosure of aggregated fees paid to the Funds’ adviser and sub-advisers.

Response: As discussed in its response to comment 17 below, the Trust respectfully submits that its disclosures of advisory and sub-advisory fees are compliant with the plain language of Form N-1A and that it does not rely on exemptive relief with respect to these disclosures.

AllianzGI Focused Growth Fund

10.	Comment: The Staff notes that the Fund includes Focused Investment Risk as one of its “Princpal Risks” and that its Fund Summary includes the following disclosure: “At times, depending on market and other conditions, the Fund may also invest a significant percentage of its assets in a small number of business sectors or industries.” Please add corresponding disclosure, tailored for this Fund, on the specific sectors where the Fund may concentrate its investments.

Response: The Trust respectfully submits that the Fund’s disclosure is adequate and appropriate as currently drafted. The Fund’s strategy disclosure is intended to convey that the Fund’s portfolio managers may concentrate the Fund’s portfolio in a small number of sectors or industries, but that the portfolio managers are not constrained as to which sectors or industries they may choose to invest in. So while it is appropriate to disclose to Fund investors that they face the risks generally associated with focused investments, it would not be appropriate to single out specific sectors or industries. The Trust therefore respectfully declines to revise its disclosure in response to this comment.

AllianzGI Global Natural Resources Fund and AllianzGI Health Sciences Fund

11.	Comment: The Staff notes that the Fund Summary for the AllianzGI Global Natural Resources Fund identifies several specific sectors that are the focus of the Fund’s investments. The Staff likewise notes that the Fund Summary for the AllianzGI Health Sciences Fund indicates that the Fund will invest primarily in health-sciences related companies. Both these Funds identify Focused Investment Risk as a “Principal Risk” but in each case, the description of that risk does not appear to address the specific risks faced by these Funds. For each of these Funds, please add more detailed disclosure of the risks associated with the specific industries or sectors in which the Fund will invest.

Response: The Trust respectfully notes that “Summary of Principal Risks – Focused Investment Risk” in the Prospectus includes sub-sections titled “Natural Resources-Related Companies Risk” and “Health Sciences-Related Risk.” The Trust submits these sub-sections describe the risks associated with the types of issuers that will be included in the Funds’ respective portfolios in a way that is tailored and useful. The descriptions of “Focused Investment Risk” included in each Fund’s Fund Summary are written in concise format and are necessarily less detailed, but do contain fund-specific language and are accompanied by cross references to the more detailed “Summary of Principal Risks” section. The Trust therefore respectfully declines to revise its disclosure in response to this comment.

AllianzGI Health Sciences Fund

12.	Comment: Please explain supplementally the basis for considering the MSCI World Health Care Index an appropriate broad-based market index.

Response: The Trust believes the MSCI World Health Care Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark which tracks the performance of large- and mid-cap segments of issuers included in the Health Care sector under the Global Industry Classification Standard. As of June 30, 2016, this index included 131 constituents from 23 countries. The Trust notes that Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. The Trust respectfully submits that the MSCI World Healthcare Index fits this definition.

AllianzGI Technology Fund

13.	Comment: Please explain supplementally the basis for considering the S&P North American Technology Sector Index an appropriate broad-based market index.

Response: The Trust believes the S&P North American Technology Sector Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark which tracks the performance of selected technology and internet-related stocks. This index had 273 constituents in the U.S. and Canada as of July 29, 2016. The Trust notes that Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. The Trust respectfully submits that the S&P North American Technology Sector Index fits this definition.

AllianzGI Income and Growth Fund

14.	Comment: The Staff notes that the “Principal Investment Strategies” section of the AllianzGI Income and Growth Fund’s Fund Summary states that “it is expected that a substantial portion of the Fund’s investments in debt securities and convertible securities will be rated below investment grade or unrated and determined to be of similar quality (‘high-yield securities’ or ‘junk bonds’).” Please revise this disclosure to define “substantial portion” and to clarify if there is any limit to the fund’s investments in high yield securities or junk bonds. In addition, please disclose if the fund intends to invest in instruments within a specified maturity or duration range.

Response: The Trust respectfully submits that the referenced disclosure is complete and accurate as written. The Trust confirms that it is using the common meaning of “substantial” in this context, and that the referenced disclosure is intended to convey the point that a considerable, important or large amount of the Fund’s assets may be invested in high-yield securities (but without specific target percentages). The Trust notes that other funds in the Allianz complex have used similar formulations that have undergone review by the Staff. The Trust respectfully declines to add more specificity here because such a revision would not be consistent with the strategy that the Fund actually employs. Moreover, the Trust believes investors understand the common usage of “substantial.”

The Trust notes that its Item 9 disclosure includes the following: “The weighted average maturity of the portion of the Fund’s assets invested in convertible and debt securities will typically be ten years or less, although the weighted average maturity may vary depending on market and other conditions.” The Fund believes that this disclosure sufficiently describes the expected maturity profile of its portfolio and respectfully declines to further supplement its disclosure in response to this comment.

15.	Comment: The Staff notes that the Fund’s Item 9 disclosure states that, “the Fund may invest in unregistered securities.” To the extent that the Fund invests or intends to invest in unregistered securities, please consider adding appropriate disclosure about such investments.

Response: The Trust notes that its preexisting disclosure generally addressed the risks of investing in unregistered securities in “Characteristics and Risks of Securities and Investment Techniques—Rule 144A Securities” and “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities.” However, the Trust has expanded on these disclosures in response to this comment. The Fund’s Item 9 disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

In addition to equity securities (such as preferred stocks and warrants), the Fund may invest in ~~unregistered~~ private placement securities….

Additionally, the following changes were made to “Characteristics and Risks of Securities and Investment Techniques—Rule 144A Securities” in the Prospectus (new language denoted by underline and deletions by ~~strikethrough~~):

~~Rule 144A~~Private Placement and Restricted Securities Risk

~~Rule 144~~A ~~securities are~~private placement involves the sale of securities that have not been registered ~~for public sale, but that~~under the Securities Act of 1933 (the “Securities Act”), or relevant provisions of applicable non-U.S. law. In addition to the general risks to which all securities are subject, securities acquired by a Fund in a private placement are generally subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities, and a liquid secondary market may never develop. Therefore, a Fund may be unable to dispose of such securities when it desires to do so, or at a favorable time or price. Private placements may also present valuation risks. Private placement securities include Rule 144A securities, which are eligible for purchase and sale pursuant to Rule 144A under the Securities Act ~~of 1933 (the “Securities Act”)~~. Rule 144A permits certain qualified institutional buyers, such as the Funds, to trade in privately placed securities ~~that have not been registered for sale under the Securities Act. Rule 144A~~. Private placement securities may be deemed illiquid and thus may be subject to each Fund’s limitation to invest not more than 15% of its net assets in securities which are illiquid at the time of investment, although the Funds may determine that certain ~~Rule 144A~~private placement securities are liquid in accordance with procedures adopted by the Board of Trustees. See “Illiquid Securities” below.

NFJ Mid-Cap Value Fund

16.	Comment: The Staff notes that the Fund includes acquired fund fees and expenses (“AFFE”) in its Annual Portfolio Operating Expenses table despite not including corresponding disclosure relating to investments in other investment companies in the “Principal Investment Strategies” section of the Fund Summary. Please add appropriate strategy and principal risk disclosure or explain supplementally why such disclosure is not appropriate.

Response: The below sentence has been added to the Fund’s Item 9 disclosure. A similar sentence has been added for AllianzGI Global Natural Resources Fund, which also reports Acquired Fund Fees and Expenses.

The Fund may invest in securities of issuers deemed to be “acquired funds” for purposes of Acquired Fund Fees and Expenses determinations. Such investments may increase reported fund operating expenses.

SAI

17.	Comment: Under “Management of the Trust—Investment Adviser,” please revise the lead-in language preceding the advisory fee tables to indicate whether the fees paid to the adviser are aggregate amounts that include amounts paid to the Funds’ sub-advisers. Please revise the SAI disclosure regarding advisory and sub-advisory fees so that it fully complies with Item 19(a)(3) of Form N-1A, which requires, among other things, disclosure of the method of calculating advisory fees payable by the Funds and the total dollar amount paid by the Funds to each adviser for the last three fiscal years.

Response: The Trust respectfully submits that the existing disclosure adequately describes the Funds’ portfolio management arrangements in a manner that is compliant with Form N-1A. The Trust employs a “traditional” multi-manager model, where the Funds’ primary adviser receives a management fee. In turn, the Funds’ primary adviser enters into contracts with sub-advisers and pays management fees to those sub-advisers. Language explaining this arrangement with respect to Allianz Global Investors U.S. LLC (one of the Funds’ sub-advisers) is included in “Management of the Trust—Portfolio Management Agreements,” which reads, in relevant part, “For the services provided pursuant to the AllianzGI U.S. Funds Portfolio Management Agreement, the Adviser (not the Trust) pays AllianzGI U.S. a monthly fee….” Similar disclosure is included for NFJ Investments LLC, the only other sub-adviser that advises series of the Trust. The SAI includes, for the three most recently completed fiscal years, the dollar amounts paid in fees to the Funds’ primary adviser (under “Management of the Trust—Investment Adviser”) and to each sub-adviser (under “Management of the Trust—Portfolio Management Agreements”). The relevant sections also include disclosure clarifying the method of calculating the advisory fee and sub-advisory fees, which are paid monthly and are based on a percentage of average daily net assets.

18.	Comment: The Trust notes that disclosure describing the Funds’ investments in mortgage- or asset-backed securities can be found in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Fixed Income Securities.” Please confirm supplementally whether any of the Funds currently invest or intend to invest in mortgage- or asset-backed securities, either as a principal investment strategy or as an additional strategy. If a Fund currently invests in mortgage- or asset-backed securities, please provide supplementally the amount the Fund currently invests in such securities. If the Fund invests or intends to invest in mortgage- or asset-backed securities as a principal investment strategy, please add appropriate disclosure in each applicable Fund’s Item 4 and Item 9 disclosure.

Response: The Trust confirms that none of the Funds currently invests or intends to invest in mortgage- or asset-backed securities.

19.	Comment: The Staff notes that the section in the SAI entitled “Investment Objectives and Policies—Senior and Other Bank Loans” includes disclosure regarding investments in bank loans. Please revise the relevant disclosure to indicate that it may take longer than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Trust respectfully submits that its existing disclosure adequately addresses these points. In particular, “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities” in the Prospectus makes clear that unregistered securities (which would include bank loans) may be illiquid, and that illiquid securities cannot be disposed of within seven days in the ordinary course of business for approximately the amount at which a Fund has valued the securities. Furthermore, “Investment Objectives and Policies—Senior and Other Bank Loans” in the SAI currently states:

Senior Loans and interests in other bank loans may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of indebtedness may require weeks to complete. Consequently, some indebtedness may be difficult or impossible to dispose of readily at what the Sub-Adviser believes to be a fair price.

Bank loans do not place the Funds at risk of short-term liquidity shortfalls any more so than other illiquid securities in which the Fund may invest. Accordingly, the Trust submits that disclosure related to short-term liquidity management that is specific to bank loans is unnecessary. The Trust notes that it includes disclosure relevant to liquidity management in several places in the Prospectus and SAI, including under “How to Buy and Sell Shares” in the Prospectus and “Investment Objectives and Policies—Borrowing” in the SAI.

20.	Comment: Please confirm supplementally whether any of the Funds currently invest or intend to invest in collateralized debt obligations as a principal investment strategy. If the Fund invests or intends to invest in collateralized debt obligations as a principal investment strategy, additional comments will follow.

Response: The Trust confirms that none of the Funds currently invest or intend to invest in collateralized debt obligations as a principal investment strategy.

21.	Comment: The Staff notes that the SAI lists a 15% cap on illiquid investments as a non-fundamental investment restriction for only the AllianzGI Focused Growth Fund, the AllianzGI Income & Growth Fund, the AllianzGI Small-Cap Blend Fund and Funds sub-advised by NFJ Investment Group LLC. Please include all Funds in this disclosure, or otherwise explain supplementally your basis for only including the named funds.

Response: The Trust confirms that the non-fundamental investment restriction referenced by the Staff was formally adopted by certain Funds but not by others. This discrepancy exists for historical reasons but does not affect the management of the Funds. Notwithstanding the non-fundamental investment restrictions referenced in the SAI, each Fund operates under compliance rules that restrict its investments in illiquid securities to the 15%

limitation imposed by longstanding Staff guidance. As set forth in “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities,” “[a] Fund may invest in securities that are illiquid, so long as no more than 15% of the net assets of the Fund (taken at market value at the time of investment) would be invested in such securities.”

22.	Comment: The staff notes that the trustee “Securities Ownership” table in “Management of the Trust—Securities Ownership” is currently dated as of 12/31/15 and should be updated.

Response: The Trust respectfully submits that the Securities Ownership table fully complies with Item 17(b)(4) of Form N-1A, which requires disclosure of the dollar range of equity securities beneficially owned by directors as of the end of the most recently completed calendar year.

* * * * *

Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Angela C. Jaimes, Esq.